Filed by Momentive Global Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

The following communication was first made available on February 2, 2022 on the investor relations website of Momentive Global Inc.

Delivering Compelling Shareholder Value Momentive’s Combination with Zendesk February 2022

Forward-Looking Statements This communication may contain forward-looking statements, including about the completion of the proposed acquisition of Momentive by Zendesk (the “Transaction”), the financial outlook, growth, products and strategy of Momentive and the combined company following the Transaction and the potential synergies and other benefits of the Transaction. The achievement of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of assumptions prove incorrect, actual results and outcomes could differ materially from the results and outcomes expressed or implied by the forward-looking statements Momentive makes. Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation: the possibility that the conditions to the closing of the Transaction are not satisfied on a timely basis or at all, including the risk that required approvals from Momentive’s and Zendesk’s respective stockholders for the Transaction are not obtained; potential litigation relating to the Transaction and the resulting expense or delay; uncertainties as to the occurrence or timing of the consummation of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Momentive or Zendesk to terminate the Transaction; adverse effects of failing to consummate or terminating the Transaction on Momentive’s and Zendesk’s businesses; difficulties and delays in integrating Momentive’s and Zendesk’s businesses following the Transaction; prevailing economic, market or business conditions or competition, or changes in such conditions, negatively affecting Momentive’s and Zendesk’s businesses and the business of the combined company following the Transaction; the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; risks that the Transaction disrupts Momentive’s or Zendesk’s current plans and operations; the failure to realize anticipated synergies and other anticipated benefits of the Transaction when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; the effect of the announcement of the Transaction on the ability of Momentive or Zendesk to retain and hire key personnel; the diversion of the attention of the respective management teams of Momentive and Zendesk from their respective ongoing business operations; and risks relating to the market value of Zendesk’s common stock to be issued in the Transaction. Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Zendesk’s and Momentive’s publicly filed documents, including Momentive’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, and Zendesk’s Quarterly Report on Form 10-Q for the period ended September 30, 2021. Zendesk and Momentive caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make, except as required by applicable law. AdditionalInformationandWheretoFindIt In connection with the Transaction, Zendesk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of Zendesk and Momentive and that also constitutes a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the Transaction (the “joint proxy statement/prospectus”). The registration statement was declared effective on January 7, 2022 and the definitive joint proxy statement/prospectus is first being mailed to Zendesk stockholders and Momentive stockholders on or about January 10, 2022. Each of Zendesk and Momentive may also file other relevant documents regarding the Transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Zendesk will be available free of charge by accessing Zendesk’s investor relations website at investor.zendesk.com or upon written request to Zendesk at 989 Market Street, San Francisco, California 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403. NoOfferorSolicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Momentive | 2

01 Executive Summary 02 Momentive’s Transformational Journey 03 Deep Strategic Rationale 04 Compelling Value for Momentive Shareholders 05 Rigorous Process Led by Independent Board 06 Appendix Momentive | 3

01 | Executive Summary

01 | Executive Summary

Proposed transaction with Zendesk delivers compelling value to Momentive shareholders

Momentive is on a transformational journey - Zendesk accelerates and strengthens our strategy	• Over the past five years, Momentive has moved upmarket, increasing the breadth and depth of our software solutions to serve the world's most discerning customers • Our sales-led GTM channel has scaled rapidly to a $150M run rate (5x increase in three years) and more than 10,500 customers • We are early on the journey: ~1/3 of total revenue is driven by our sales-assisted GTM, ~2/3 of total revenue is US-based, and 94% of sales customers use just one of our product lines today • Zendesk has successfully navigated a similar transformation – a combination immediately accelerates and strengthens our strategy, while de-risking standalone company execution
Combining with Zendesk is a unique opportunity with deep strategic logic	• Businesses need an integrated solution to better understand their customers. The opportunity is significant, with a $165B+ TAM[1] • First-party data from Zendesk and Momentive are uniquely suited to deliver a highly-differentiated customer intelligence platform that no other software vendor currently provides • The combined company will operate at greater scale ($4.6B FY25 Revenue), with faster growth (27% revenue CAGR FY21-25), and higher profitability (14-16% Non-GAAP Operating Margin in FY25) • Conservative initial revenue synergy projections based on cross-selling existing products at existing prices to existing customers; potential significant additional upside from new products, pricing, packaging

[1] Estimated TAM by 2025.

Momentive | 5

01 | Executive Summary

Proposed transaction with Zendesk delivers compelling value to Momentive shareholders

Compelling financial value proposition with significant upside for Momentive shareholders	• Transaction structure provides continued upside participation for Momentive shareholders, who will own ~22% of combined company • Exchange ratio of 0.225 represents a 30%+ premium to one-month, three-month, and one-year unaffected historical exchange ratios • Market-consistent FV/NTM Revenue multiple of 8.6x (announcement) and 6.7x (recent trading) • Market-consistent premium: 41% premium to 30-day unaffected VWAP; 29% premium to current price • Intrinsic value[1] of consideration above $35/share to Momentive shareholders, a 22% premium to the intrinsic value[1] of Momentive as a standalone company
Result of a rigorous process led by a highly-qualified, independent Board of Directors	• Process actively led by highly qualified, independent Board of Directors, advised by leading, independent financial and legal firms • Robust and deliberate staged strategic review process over many months, designed to maximize shareholder value - 18 parties engaged (9 strategic, 9 sponsors), 14 NDAs signed, three bids received • Three bids highly negotiated with multiple price increases from multiple bidders • **Board of Directors unanimous in support of Zendesk transaction – the highest price with the highest intrinsic value[1] for Momentive shareholders** • No competing proposals have been received since the transaction was announced

[1] Intrinsic value represents discounted cash flow value prepared by Momentive's independent financial advisors in connection with the Momentive Board of Directors' approval of the transaction. Please refer to the Company's proxy statements on file with the SEC for important information on the financial projections and risks considered by the Board of Directors, and the financial analysis used by Momentive's financial advisors.

Momentive | 6

02 | Momentive’s Transformational Journey

02 | Momentive’s Transformational Journey Momentive gives businesses the power to shape what’s next Powerful Products, Easy to Use Massive Scale Enterprise-Grade platform, purpose-built use cases – Platform Usage, Data Scale designed to scale with our customers and Velocity External Customers Internal Customers Potential 19M+ 25M+ Customers Customer Employee Active Questions Market Insights Users Answered Daily Experience Experience Solutions Solutions Solutions 55B 9M+ Questions Daily ML/AI Answered Predictions Enterprise-Grade Platform Signal Collection, ML/AI Analytics and Insights Engine Data as of Q3’21. See appendix for detailed definitions. Momentive | 8

02 | Momentive’s Transformational Journey Transforming into a proven, enterprise- grade platform at scale Transforming at Scale: Early Days, Compelling World-Class Customer Base Results in Sales-Assisted GTM $460M 345,000+ $150M Revenue Run Rate Organizational Sales-Assisted +20% MRQ Growth Customers Natural tailwind to total Revenue Run Rate company growth rate +37% MRQ Growth over time as high growth sales-assisted channel 119% 107% becomes larger portion Multi-Seat Organizational of revenue mix Products NRR Customer NRR 10,500+ Sales-Assisted Customers 95% of Fortune 500 Data as of Q3’21. See appendix for detailed definitions. Momentive | 9

02 | Momentive's Transformational Journey

Executing on upmarket strategy

Today

Transformation at scale

Sales-assisted GTM reaches $150M revenue run rate; growing 37% Y/Y

3 years ago

GTM transformation begins

Began scaling sales-assisted GTM motion; ~$30M revenue run rate

5 years ago

Product transformation begins

Began investments in enterprise-grade product

Product & brand milestones

- 2021 | Re-branded as Momentive to better reflect capabilities of product portfolio
- 2020 | Launched first set of market insights solutions and integrated CX platform
- 2019 | Expanded deeper into customer experience with two acquisitions (usabilla, GetFeedback)
- 2017 - 2018 | Enterprise-grade platform investment – deeper solutions and functionality for most use cases

Today data as of Q3'21; 3 Years Ago data as of Q3'18 .
See appendix for detailed definitions.

Momentive | 10

02 | Momentive’s Transformational Journey The world’s top companies rely on Momentive Momentive | 11

02 | Momentive’s Transformational Journey Momentive solves relevant, valuable problems across an organization Internal Customers Prospective Customers External Customers CUSTOMER EXPERIENCE SOLUTIONS EMPLOYEE EXPERIENCE SOLUTIONS MARKET INSIGHTS SOLUTIONS Concept Testing Overall Customer Experience Employee Engagement Usage and Attitudes CUSTOMER E-Commerce Optimization Team Productivity CHALLENGE Market Segmentation and Pricing Product and Services Feedback Diversity, Equity, and Inclusion EXAMPLES Brand / Campaign Effectiveness Stakeholder Satisfaction Compliance Tracking Brand, Industry, Cohort Tracking Win / Loss Analysis Return to Office / Work k More Informed, Better Decisions Improved Customer Relationships Increased Productivity THE VALUE WE Product and Service Adoption Customer Retention Employee Engagement DELIVER Customer Lifetime Value Employee Retention Brand Awareness / Perception Satisfaction (CSAT) Demand / Sales Pipeline New Hire Conversion Rate Net Promoter Score (NPS) Workplace Inclusion New Opportunity Identification Momentive | 12

02 | Momentive’s Transformational Journey Multibillion-dollar opportunity within established addressable markets $30B+ $81B+ Massive existing market being disrupted by digital transformation $26B+ Billions of spend remains in legacy services firms and outdated solutions $25B+ VOICE OF VOICE OF MARKET MOMENTIVE CUSTOMER EMPLOYEES RESEARCH Surveys + Voice of Customer: IDC WW Customer Intelligence & Analytics Applications Software Forecast, 2021-2025. Voice of Employee: IDC Worldwide and U.S. Employee Experience Software and Services Forecast, 2021-2025. Momentive | 13 Market Research + Insights: internal Zendesk and Momentive estimates.

02 | Momentive’s Transformational Journey We have a winning value proposition–our software resonates with companies of all sizes Value Proposition Experience Management Landscape • Enterprise grade • Powerful, yet easy to use • Fast time-to-value Complex Easy-to-Use Rigid Flexible • Actionable AI/ML-driven insights Services dependent Services optional Momentive | 14

02 | Momentive's Transformational Journey

World-class product-led growth motion seeds sales-led GTM channel

PRODUCT-LED GROWTH GTM
Massive, High-Quality Customer Base

345,000+ Organizational Customers

- **40k+** From enterprises with > 1,000 employees
- **1 in 3** Paid users on a Teams plan
- **107%** Organizational customer net retention rate

PRODUCT-LED GROWTH CONVERSION TO SALES-ASSISTED RELATIONSHIP

4x

Average uplift in account value when a customer converts from product-led growth to sales-assisted

SALES-ASSISTED GTM
Proven Expansion Vectors – Early in Journey


1 x
Average customer size with one product
5 x
Average customer size of two products vs. one product
>10 x
Average customer size of three products vs. one product

119% Multi-seat product net retention rate

94% Sales-assisted customers with one product today

Data as of Q3'21.
"Teams Plan" refers to SurveyMonkey Teams, a multi-user annual plan, primarily used by small groups, collaborating on feedback management.
See appendix for detailed definitions.

Momentive | 15

02 | Momentive's Transformational Journey

Combining with Zendesk accelerates and strengthens our strategy

MOMENTIVE STRATEGIC FOCUS	momentive	zendesk
Integrate platform with leading systems of action	Integrated with various key platforms – focus on depth going forward	Deep and seamless product interoperability yields highly differentiated platform
Reposition brand for enterprise credibility and awareness	Rebranded company to Momentive in June 2021 – building awareness	Established upmarket traction with 37% of ARR from $250k+ customers
Expand existing customer relationships (upsell, cross-sell)	Early on expansion journey – 94% of sales customers use only one product today	122% net expansion rate; significant multi-product traction with Zendesk Suite
Scale sales-assisted GTM model within existing geographies	Sales GTM represents ~1/3 total revenue today – prudently expanding sales capacity	6x larger sales organization and advanced maturity relative to Momentive
Expand sales-led GTM model to new geographies and channels	Emerging in EMEA; limited in APAC and LATAM; no material channel partners	Established global presence with ~50% of revenue and ~50% of sales team outside U.S.

Momentive | 16

03 | Deep Strategic Rationale

03 | Deep Strategic Rationale Combined company: Driving shareholder value through stronger competitive differentiation, operating at greater scale 01. 02. Stronger Competitive Differentiation Greater Scale 1 Businesses need an integrated solution to Combined company addresses a $165B TAM , better understand their customers. with wider global reach, and 450k+ customer relationships for cross-sell/expansion. Zendesk and Momentive are uniquely suited to deliver a highly-differentiated platform The result: Larger revenue base, faster growth, that no other software vendor can provide. and higher profitability. 1 Estimated TAM by 2025. Momentive | 18

03 | Deep Strategic Rationale Combining Zendesk’s customer service platform with Momentive’s first-party data unlocks new, actionable insights for customers 01. Stronger Combined company will enable businesses Competitive to better understand and act on insights across the customer journey Differentiation • Personalized marketing for better customer engagement • Inform sales how and when to reach out to prospects and customers Customer Interactions & Data Customer Experience Insights • Frictionless, proactive customer support Workflow Management Market Insights • More successful products and services x = innovation incorporating customer feedback Omnichannel Integrations Analytics & Reporting Analytics & Reporting Survey Platform Result: Businesses win new customers while deepening existing customer relationships Momentive | 19

03 | Deep Strategic Rationale Combined company uniquely positioned to fill a valuable customer need Customer sentiment data is crucial for 01. obtaining deeper customer understanding 01. Stronger Deeper customer understanding means 02. Competitive All-in combined company can further Differentiation Platform differentiate in the marketplace by offering Strategy businesses greater insights into the mind of Customer customers Intelligence Strategy Potent data set of interactions, user 03. activity, and now sentiment elevates combined company to become a primary Low-Cost customer platform and creates significant Strategy optionality for future opportunities (e.g., marketing, analytics, etc.) Momentive | 20

03 | Deep Strategic Rationale Zendesk and Momentive customers have persistent challenges that this combination will address CUSTOMER NEED BUSINESS VALUE CUSTOMER TYPE 01. Stronger Existing Zendesk Identify Net Promoters; Close loop by collecting customer adopts detect early warnings, collect post-interaction feedback Competitive Momentive actionable feedback Differentiation Existing Momentive Connect feedback to Follow up on negative feedback customer adopts specific users – and act and connect customer record Zendesk on it with sentiment data Use consolidated data for Improve marketing efficiency, Existing Momentive + personalized engagement sales productivity, and Zendesk customer across customer lifecycle customer satisfaction Momentive | 21

03 | Deep Strategic Rationale Customers see the logic and enhanced value of combining Momentive and Zendesk Eric S. Yuan Ryan King 01. Founder, CEO Founder, CTO “Customer intelligence is key to remaining competitive and “Both Momentive and Zendesk have scaled with Chime since our Stronger early days and helped us stay close to customers at every stage keeping customers happy. Businesses need as close to a real- of our journey. Now, their combination will help us connect the Competitive time pulse on customer sentiment as possible, and Zendesk’s dots between customer sentiment and interactions so we can acquisition of Momentive paves the way for a new offering that Differentiation take fast action to improve the experience we offer — and turn businesses need. There will be benefits across customer service, casual customers into lifetime Chime members.” sales, IT, and marketing, driving real change. I am looking forward to seeing Zendesk and Momentive move forward together.” Hayden Brown Dara Khosrowshahi Founder, CEO CEO “Our customer success infrastructure is increasingly reliant on “No one is better positioned than Zendesk and Momentive to two companies: Zendesk and Momentive. I can’t wait to see the help us understand the customer we have today and the innovation that comes out of this combination.” customers we want to have tomorrow.” Momentive | 22

03 | Deep Strategic Rationale

Industry analysts recognize the strategic merit of a combination as well

01.

Stronger Competitive Differentiation

FORRESTER

Deeper, Actionable Customer Insights

"Customer service is a key driver of customer experience, but technology silos often stand in the way of effective collaboration across CX and customer-facing teams...[The deal] has the potential to help users of both platforms break through this divide and provide deeper insights for improved customer experience. Bringing customer relationship management (CRM) and customer feedback together is in line with Forrester's consistent guidance that companies need to leverage both structured and unstructured feedback to deliver actionable insights for business leaders."

Robust Customer Intelligence Platform

"This acquisition will likely benefit customers of both Momentive and Zendesk in the near term. Zendesk customers should see opportunities to bring in more customer feedback for coaching and deeper customer understanding. Momentive customers with Zendesk should be able to connect survey data with other customer data and enhance their programs."

451 Research

Complementary Product Portfolios

"Zendesk can now combine feedback tools with digital channels, which allows immediate identification of friction points. Businesses that can effectively build feedback systems will be positioned to intervene during moments of friction, helping to improve CX and customer retention."

Harnessing the Power of Data

"The combined company should have more opportunities to cross-sell and upsell as customers seek to rationalize their stacks of revenue subscriptions.

Additionally, the acquisition gives Zendesk an onramp to the nascent but burgeoning 'voice of the customer' and 'customer success' markets. Harnessing the power of data is essential for businesses as they seek to capitalize on improvements to customer experience."

Momentive | 23

03 | Deep Strategic Rationale

Combined company operates at greater scale, with faster growth, and higher profitability

02. Greater Scale

	momentive		zendesk momentive
EXPANDED TAM	~$81+ Billion TAM	→	~$165 Billion TAM
GREATER REVENUE SCALE	~$460M Revenue Run Rate [1]	→	~$1.8B 2021E Revenue; ~$4.6B 2025E Revenue
GLOBALLY DIVERSIFIED	~36% of Revenue from Outside the United States [1]	→	~46% of Revenue from Outside the United States [1]
FASTER GROWTH	20% Y/Y Growth [1]	→	27% Y/Y 2021-2025 CAGR
HIGHER PROFITABILITY	2% Non-GAAP Operating Margin [2]	→	14-16% 2025E Non-GAAP Operating Margin

Note: Zendesk + Momentive combined based on Zendesk management projections.

[1] Represents quarter ended September 30, 2021.

[2] Represents Momentive management projections. Please refer to the Company's proxy statements on file with the SEC for more information on the financial projections and risks considered by the Board of Directors in approving the transaction.

Momentive | 24

03 | Deep Strategic Rationale Three waves of highly-achievable revenue synergies with strong upside potential 02. PROJECTED REVENUE SYNERGIES Greater Current revenue synergies reflect CUSTOMER INTELLIGENCE Scale only Sales-Led growth for 2023: ~$55M existing products PRODUCT-LED GROWTH 2024: ~$150M 2025: ~$275M SALES-LED GROWTH 2022 2023 2024 2025 Momentive | 25

03 | Deep Strategic Rationale Synergy upside potential from new product introductions and evolution to customer intelligence 02. • Combined capabilities will unlock opportunities for new product development, Greater leading to new revenue streams PRODUCT-LED Scale Product-led growth and customer • Compelling pricing and packaging that GROWTH intelligence platform not included increases adoption rates and average deal size, similar to Zendesk Suite in disclosed synergies Material revenue synergy upside • Differentiated customer intelligence potential above conservative platform makes combined product sales-led synergies previously offering more valuable CUSTOMER INTELLIGENCE disclosed • Leads to increased demand, higher win PLATFORM rates, higher average deal sizes and customer retention Momentive | 26

03 | Deep Strategic Rationale Strong ability to execute at greater scale as a combined company Momentive is joining Zendesk at an Although at different stages, we share key similarities that de-risk 02. exciting time – Zendesk’s strong execution as a combined company execution evident in results Greater • Both develop powerful, easy-to-use products that scale w/customers • Accelerating growth at $1B+ scale – PRODUCT Scale • Zendesk more mature in bundling offerings; driver of revenue 32% Y/Y STRATEGY synergies as Momentive products are cross-sold into base • Enterprise credibility with 37% of ARR from $250k+ Customers • Both leverage a hybrid GTM model with product-led growth and sales- GO-TO- assisted channels • Multi-product adoption with 85% of MARKET • Enables seamless cross-sell opportunities into each others’ base new ARR via Suite • Best-in-class dollar-based net • Zendesk has successfully navigated the upmarket journey that UPMARKET Momentive is currently pursuing retention of 122% JOURNEY • Zendesk has established an enterprise-credible brand • Strong profitability with increasing free cash flow generation • Similar cultures and focus on developing exceptional talent to deliver for customers CULTURE • Integration planning is in full stride with significant progress made Zendesk metrics represent quarter ended September 30, 2021. Momentive | 27

04 | Compelling Value for Momentive Shareholders

04 | Compelling Value for Momentive Shareholders

Favorable exchange ratio delivers value and upside participation to Momentive shareholders


0.225x
0.200x
0.175x
0.150x
0.125x
0.100x
0.075x
0.050x
Transaction exchange ratio: 0.225x
Momentive / Zendesk
Historical Exchange Ratio
Oct-20
Dec-20
Mar-21
May-21
Aug-21
Oct-21

01. Favorable exchange ratio negotiated, representing 30%+ premium to unaffected one-month, six-month, and one-year historical exchange ratio of Momentive and Zendesk

02. Momentive shareholders will own ~22% of combined company, providing an opportunity to participate in upside of larger, faster-growing, higher margin company

Source: FactSet.
Note: Based on unaffected historical exchange ratio of Momentive and Zendesk over the last year preceding 10/6/21.

Momentive | 29

04 | Compelling Value for Momentive Shareholders Transaction multiple consistent with precedent software M&A transactions Transaction Firm Value / NTM Revenue Transaction multiple at 1 Announcement: 8.6x Transaction multiple as of 1 1/31/22: 6.7x Source: Public filings, press releases; Wall Street research. Note: Momentive implied transaction FV/NTM revenue multiples based on Street consensus estimated revenue. 1 Momentive | 30 Based on implied consideration value based on Zendesk share price on 10/27/21 at signing and 1/31/22.

04 | Compelling Value for Momentive Shareholders 41% premium to unaffected trading level and 29% premium to current price Momentive Share Price $30.00 $27.60/Share 41% Premium Implied Consideration Over 30-Day 1 2 at Announcement Unaffected VWAP $25.00 $22.16/Share 29% Premium Implied Consideration Over Current 1 at 1/31/2022 Trading 1/31/2022 $20.00 $17.13/Share Current Trading Unaffected 1/31/2022 Date $15.00 $10.00 Apr-21 May-21 Jun-21 Jul-21 Aug-21 Sep-21 Oct-21 Nov-21 Dec-21 Jan-22 Source: FactSet as of 1/31/22. 1 Based on the transaction exchange ratio of 0.225 and Zendesk’s share price on 10/27/21 at signing and 1/31/22. 2 Based on Momentive stock price preceding 10/6/21, prior to press. publications regarding potential activist and transaction rumors. Momentive | 31

04 | Compelling Value for Momentive Shareholders Consideration premium in-line with precedent technology M&A transactions Global Technology Premiums Paid – Past 5 Years 41% Premium 41% Over 30-Day 1 Unaffected VWAP 33% 31% 1 29% Premium 28% Over Current 23% Trading 1/31/2022 19% 15% 9% 3rd 1st 3rd 1st Median Mean Median Mean Quartile Quartile Quartile Quartile 1 Day Premium 1 Month Premium Source: Dealogic. Note: Includes global technology M&A deals >$1bn from 2017 – Q3 2021 (136 deals). 1 Implied transaction premiums based on implied consideration value based on Zendesk share price on 10/27/21 at signing and 1/31/22. Premium compared to Momentive’s 30-day VWAP preceding 10/6/21, prior to press publications regarding potential activist and transaction rumors. Momentive | 32

04 | Compelling Value for Momentive Shareholders Meaningful value embedded for Momentive shareholders in Zendesk stock consideration Broker price targets for Zendesk, post Momentive transaction announcement¹ $193 2 $153 ~42% Upside $150 $150 $145 $140 $140 Consensus vs. Current $120 Zendesk Trading $115 $115 $112 $110 $110 Zendesk - $98.51 Current Trading 1/31/2022 Source: Wall Street research. 1 2 Note: Excludes restricted brokers. FactSet as of 1/31/22; Represents premium implied by median of analyst price targets ($140) for ZEN as of 1/31/22. Momentive | 33

04 | Compelling Value for Momentive Shareholders Significant value upside based on strength of combined company operating profile 20% - 35% SaaS growers 25.0x 20.0x + 15.0x 27% ‘21-’25E CAGR 10.0x 5.0x 0.0x 20% 25% 30% 35% 2022E Revenue Growth Source: FactSet as of 1/31/22. Note: ZEN standalone figures based on Street consensus estimates; MNTV and ZEN PF based on ZEN management projections; 20-35% SaaS growers include: ALKT, AVDX, AVLR, BASE, BIGC, BLZE, COUP, CRM, DH, DOCN, DOCU, DT, DV, ESMT, ESTC, ETWO, EVBG, EVCM, EXFY, FIVN, FROG, FRSH, HCP, HUBS, IAS, INTUBL, IOT, JAMF, KNBE, KXS, LAW, NCNO, NOW, OLO, PANW, PATH, PAYC, PCOR, PCTY, PD, PLAN, PLTR, RNG, RPD, SEMR, SHOP, SMAR, SMWB, SPT, TEAM, TWLO, USER, VRNS, VTEX, WEAV, WK, XM, XRO-AU, and ZI. Momentive | 34 FV / CY22E Revenue

04 | Compelling Value for Momentive Shareholders Transaction offers superior shareholder value versus standalone path Based on midpoint of discounted cash flow (DCF) valuation – $ per share Intrinsic value of transaction 01. 22% Premium consideration exceeds $35/share for 22% Premium Momentive shareholders Transaction consideration represents a 02. $25.25–$36.25 22% premium to the midpoint of $24.25–$33.75 Momentive’s standalone intrinsic value and is above the high end of $37.45 $35.50 Momentive’s standalone valuation $30.71 ranges $29.00 Momentive shareholders are being 03. Standalone Intrinsic value of Standalone Intrinsic value of fully compensated for standalone consideration consideration execution with additional upside potential Note: Intrinsic value represents discounted cash flow value prepared by Momentive’s independent financial advisors in connection with the Momentive Board of Directors’ approval of the transaction. Please refer to the Company's proxy statements on file with the SEC for important information on the financial projections and risks considered by the Board of Directors, and the financial analysis used by Momentive’s financial advisors. Momentive | 35

05 | Rigorous Process Led by Independent Board

05 | Rigorous Process Led by Independent Board of Directors Process Overview 03. 04. 01. 02. Three parties submitted Board unanimously Process led by highly- Thorough, staged process written proposals. supportive of Zendesk qualified, independent over many months with Extensively negotiated transaction: The highest Board of Directors for the 18 parties contacted, terms with multiple bid bid with the highest benefit of Momentive designed to maximize increases from multiple intrinsic value shareholders shareholder value parties, resulting in attractive premium Momentive | 37

05 | Rigorous Process Led by Independent Board of Directors

World-class, independent Board of Directors focused on delivering shareholder value



Susan Decker
CEO and Co-Founder, Raftr

- Board Member of Berkshire Hathaway Corporation, Chime, Costco Wholesale Corporation, Automattic, Vail Resorts, and Vox Media
- President, CFO of Yahoo! ('00-'09)
- Equity Research at Donaldson, Lufkin & Jenrette ('86-'00)

T S F M P B I



David Ebersman
Chair, Momentive; CEO and Co-Founder, Lyra Health

- Board Member of Castlight Health
- CFO of Facebook ('09-'14), including IPO
- CFO and various leadership positions at Genentech ('94-'09), including sale to Roche

T S F M P B I



Dana Evan
Audit Committee Chair, Momentive

- Current Board Member of Box, Domo, Farfetch; Former Board Member of Proofpoint, Fusion-IO, Everyday Health, Omniture, Criteo
- CFO of Verisign ('96-'07), including IPO
- Partner, Icon Ventures ('13'-'20)
- NACD Director of Year ('19)

T S F M P B I



Ryan Finley
Founder, SurveyMonkey

- Founded SurveyMonkey in '99; scaled business as executive and Board member over past 20+ years
- Pioneer and thought leader in online surveys category and product-led growth

T S B I



Erika James
Dean, Wharton School at the University of Pennsylvania

- Recently elected to serve as Morgan Stanley Board Member
- Dean of Emory University's Goizueta Business School ('14-'20)
- Leading expert on crisis leadership, workplace diversity, and strategy

S F B I



Zander Lurie
CEO, Momentive

- CEO of Momentive since '16; Board member since '09
- Board Member of GoPro since '16 and former SVP Entertainment
- SVP of Strategic Development at CBS Corporation; CFO of CNET

T S F M P B



Sheryl Sandberg
Chief Operating Officer, Facebook

- Board Member of Facebook; Former Board Member at Walt Disney Corporation and Starbucks
- Senior Executive at Google ('01-'08)
- Chief of Staff for US Treasury Department under President Clinton
- Bestselling author

T S F M P B I



Benjamin Spero
Managing Director, Spectrum Equity

- Current Board member of Headspace, Lucid Software, AllTrails, and various other private companies
- Former public co. Board Member at Ancestry.com and GrubHub
- Prior to joining Spectrum, consultant at Bain & Company and entrepreneur

T S F M B I



Brad Smith
President, Marshall University

- CEO of Intuit ('08-'19) and Executive Chairman ('19-'22)
- Current Chairman of Board at Nordstrom and Board member at Intuit
- Co-Founder of the Wing 2 Wing Foundation

T S F M P B I



Serena Williams
Founder, Serena Ventures

- Board Member of Poshmark
- Accomplished entrepreneur and founder of Serena Ventures, focused on investing in companies that embrace diverse leadership, individual empowerment, and opportunity
- Iconic athlete and philanthropist

S M B I

T Tech Sector Expertise | S Strategy/Brand Expertise | F Financial Expertise
M M&A/Investment Expertise | P Public Co. C-Suite Expertise | B Experienced Board Member | I Independent

Momentive | 38

05 | Rigorous Process Led by Independent Board of Directors

Fully-independent strategic committee of highly experienced executives



Susan Decker
Chair, Strategic Committee

T S F M P B I

Relevant Experience Highlights:
- Berkshire Hathaway, Audit Committee Chair ('20-Present)
- Costco Wholesale, Audit Committee ('10- Present); Intel, Audit Comm. Chair ('09-'12)
- Yahoo! Inc, President & CFO ('00-'09)
- Donaldson Lufkin & Jenrette, Research Analyst & Director of Research ('86-'00)



David Ebersman
Strategic Committee Member

T S F M P B I

Relevant Experience Highlights:
- Chair, Momentive Board of Directors
- Board Member of Castlight Health ('12-Present), Ironwood Pharma ('09-'15)
- CFO of Facebook ('09-'14)
- CFO of Genentech ('94-'09)



Brad Smith
Strategic Committee Member

T S F M P B I

Relevant Experience Highlights:
- Intuit, CEO ('08-'18) and Executive Chairman ('19-'22)
- Nordstrom Inc, Audit Committee Chair ('15-'18)
- Yahoo! Inc, Audit Committee ('11-'12)

01. Board of Directors formed a three-person strategic committee to lead a thorough process to evaluate strategic alternatives and form recommendations for the full Board of Directors

02. Committee comprised of fully-independent, seasoned senior executives with extensive board service, financial, and M&A experience

03. Committee engaged two, leading objective financial advisors (Allen & Co. and J.P. Morgan) with deep knowledge and expertise of Momentive and technology M&A, along with Wilson Sonsini as outside legal counsel

04. Committee deeply engaged and actively-led strategic process, meeting more than 20 times between committee formation and transaction announcement, and consulted regularly with Momentive's independent advisors and the full Board of Directors

T Tech Sector Expertise | S Strategy/Brand Expertise | F Financial Expertise | I Independent
M M&A/Investment Expertise | P Public Co. C-Suite Expertise | B Experienced Board Member

Momentive | 39

05 | Rigorous Process Led by Independent Board of Directors Robust, deliberate process over many months designed to maximize shareholder value Multiple Bid Zero Proposals 18 Parties 14 NDAs 3 Bids Received Since Transaction Increases Contacted High Level of Competitive Auction, Announcement Engagement Multiple Bidders 9 Strategic + 9 Sponsors Highly Negotiated March – July September October August • Unsolicited inbound • Receive non-binding proposal • Conduct management meetings with • Market speculation of potential strategic inquiries to Momentive from Party A interested parties under NDA review • Momentive indicates • Momentive Board establishes • Provide access to a virtual data room to • Inbound interest and engagement with willingness to consider Strategic Committee share operational and financial due additional counterparties. Continue due acquisition proposal diligence information regarding diligence with interested parties • Momentive Board retains Momentive • NDA signed with Party A financial and legal advisors • Receive revised proposals from 2 parties after • Engage in follow-up discussions and extensive negotiations • Commence outreach to meetings at the request of counterparties potential strategic and financial • Complete extensive reverse due diligence on sponsor counterparties, • Consider additional inbound inquiries Zendesk business and synergies including Zendesk • Receive written proposals from 3 parties • Entered exclusivity with Zendesk and negotiated definitive transaction agreements • Unanimous Board approval for Zendesk transaction; execute merger agreement Momentive | 40

05 | Rigorous Process Led by Independent Board of Directors

Zendesk: The value-maximizing bid with fewest contingencies after months of rigorous negotiation

ZENDESK | Proposal Assessment



$24-26
$27.00
$28.00
Additional value upside – 22% O/S in combined company
Bid 1
Bid 2
Bid 3

- Highest offer received – nominal and intrinsic
- Intrinsic value of $35+/share – significant premium to all other bids and stand-alone company valuation
- Structure provides continued upside and creates value for Momentive shareholders
- Multiple bid increase during process
- Rigorous reverse diligence highlighted momentum in Zendesk business and synergy potential

PARTY A | Proposal Assessment



$30-33
$26.00
$27.00
$27.25
Bid 1
Bid 2
Bid 3
Bid 4

- Not the highest bidder; no upside in offer
- Bidding pattern and track record of negotiations led to lack of confidence in closing and/or maintaining stated valuation
- After months of due diligence, bid qualified by requirement for additional, fundamental business due diligence (rather than standard confirmatory)
- Financing not fully committed at the time of the last proposal

PARTY D | Proposal Assessment



$26.00
Bid 1

- Not the highest bidder; no upside in offer
- Did not submit subsequent proposal after initial bid
- Additional, fundamental business due diligence required
- Financing not fully committed at the time of the proposal – equity financing sources not secured

Momentive | 41

Momentive Metrics Definitions

Active User
We define an active user as someone who has registered an account with us or logged in to their account in the last year.

Average Uplift From Converting a Product-Led Growth Customer to a Sales Customer
The analysis is based on quarterly revenue data from the Surveys product and calculated on a per domain basis. Data is filtered to only include domains that had self-serve revenue in the four quarters preceding the sales deal and domains with sales revenue over the following four quarters greater than or equal to $5,000. We calculate this metric as of a period end for the entire cohort based on the sum of the self-serve and sales revenue for the four quarters inclusive of the quarter of when the sales deal closes for each sales customer divided by the last four quarters of revenue from the self-serve business preceding the quarter when the sales deal closed.

Bookings
We calculate bookings as the sum of the monthly and annual contract values for contracts sold during a period for our monthly and annual customers, respectively.

Most Recent Quarter (MRQ) Growth
Year-over-year revenue growth in the most recently reported fiscal quarter.

Multi-Seat Products Dollar-Based Net Retention Rate (NRR)
We calculate Multi-Seat Products NRR as of a period end by starting with the trailing 12 months of bookings from the cohort of all organizational domain-based customers as of the 12 months prior to such period end ("Prior Period Bookings"). We then calculate the trailing 12 months of bookings from these same customers as of the current period end ("Current Period Bookings"). Current Period Bookings includes any upsells and is net of contraction or attrition, but excludes bookings from new domain-based customers in the current period. Prior Period Bookings and Current Period Bookings are calculated excluding bookings from our Market Research self-serve products, and excluding bookings from organizational domain-based customers with individual user products (individual annual and monthly single user plans) where the individual user product was the only product within an organizational domain or where it didn't result in a downgrade or upgrade. We then divide the total Current Period Bookings by the total Prior Period Bookings to arrive at the Multi-Seat Products dollar-based net retention rate.

Number of Products (In the Context of a Customer)
Customer is defined as having one product if the trailing 12-month bookings within a particular Product Line (Surveys, Customer Experience, Market Research, Apply / Techvalidate / Engage) is greater than $0. The same methodology is applied to determine customers with two products, three products, and four products.

Organizational Customer
As of September 30, 2021, over 90% of our trailing 12-month bookings were from organizational domain-based customers, which are customers who register with us using an email account with an organizational domain name, such as @momentive.ai, but excludes customers with email addresses hosted on widely used domains such as @gmail, @outlook or @yahoo.

Organizational Customer Dollar-Based Net Retention Rate (NRR)
As of September 30, 2021, over 90% of our trailing 12-month bookings were from organizational domain-based customers, which are customers who register with us using an email account with an organizational domain name, such as @momentive.ai, but excludes customers with email addresses hosted on widely used domains such as @gmail, @outlook or @yahoo. We calculate bookings as the sum of the monthly and annual contract values for contracts sold during a period for our monthly and annual customers, respectively. We calculate organizational dollar-based net retention rate as of a period end by starting with the trailing 12 months of bookings from the cohort of all organizational domain-based customers as of the 12 months prior to such period end ("Prior Period Bookings"). We then calculate the trailing 12 months of bookings from these same customers as of the current period end ("Current Period Bookings"). Current Period Bookings includes any upsells and is net of contraction or attrition, but excludes bookings from new domain-based customers in the current period. We then divide the total Current Period Bookings by the total Prior Period Bookings to arrive at the organizational dollar-based net retention rate.

Percentage of Sales Customers with One, Two, or Three Products
A sales customer, being a customer sold through our sales team, is defined as having one product if the trailing 12-month bookings within a particular Product Line (Surveys, Customer Experience, Market Research, Apply / Techvalidate / Engage) is greater than $0. The same methodology is applied to determine customers with two products, three products, and four products. We calculate the total number of customers which satisfy each respective product count cohort and divide that figure by the total sales customers across all cohorts to arrive at a percentage of sales customers with one, two, three, or four products.

Paid User
An individual customer of our survey platform or form-based application, a seat within a SurveyMonkey Enterprise deployment or a subscription to one of our purpose-built solutions. One person would count as multiple paying users if the person had more than one paid license at the end of the period. For example, if an individual paying user also had a designated seat in a SurveyMonkey Enterprise deployment, we would count that person as two paying users.

Sales Customer
Customers sold through our sales team.

Revenue Run Rate
Most recently reported quarter revenue, multiplied by four.

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